2023 Reference form Itaú Unibanco Holding S.A. Itaú Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2023 (in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 “CVM Resolution No 80”, as amended) Identification ltaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of lncorporation registered with the Trade Board of the State of São Paulo under NlRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "lssuer"). Head Office The lssuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Investor Relations Office The lnvestor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of lnvestor Relations is Mr. Renato Lulia Jacob. The lnvestor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br. lndependent Auditors Firm PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2023, 12/31/2022 and 12/31/2021. Bookkeeping Agent Itaú Corretora de Valores S.A. Stockholders Service The lssuer's stockholders' service is carried out at the branches of ltaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Newspapers from which the Company discloses lnformation O Estado de São Paulo newspaper. Website https://www.itau.com.br/relacoes-com-investidores/en/ Last update of this Reference Form 08/09/2024 Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 1.12, 4.4, 6.4, 6.5, 7.1, 7.3, 7.8 and 10.5 06/03/2024 V3 Updated items: 1.12, 7.3, 7.4 and 7.8 07/05/2024 V4 Updated items: 1.14, 7.3, 7.4 and 7.7 07/12/2024 V5 Updated items: 1.12 and 3.1 08/06/2024 V6 Updated items: 7.3 and 7.4 08/09/2024 7.3 Composition and professional experience of the board of directors and fiscal council Administrator: Name: Taxpayer ID (CPF): ADRIANO CABRAL VOLPINI 162.572.558-21 Profession: Date of birth: Business Administrator 12/06/1972 Profissional experience: Adriano Cabral Volpini, a partner of Itaú Unibanco, has been the Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012, with over 30 years of experience in the financial system, 25 of which focused on risk and security activities. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Wrongful Acts from 2005 to 2012, Manager of Prevention of Wrongful Acts from 2004 to 2005, Inspection Manager in 2003, Inspector from 1998 to 2003, Auditor from 1996 to 1997, and he also holds management positions in several companies of the Itaú Unibanco Group. He serves as an effective Officer of the Cybersecurity Council as expert in cybersecurity and as an effective Officer of the Fraud Prevention Council at FEBRABAN. He was a panelist at the 33rd Edition of FEBRABAN TECH 2023 – The Technological innovations and the cyber resilience at the service of society. Mr. Volpini has also been a member of the Risk Committee of Banco Carrefour and a Statutory Officer specialized in security and operational risks. He has also been a statutory member of ToTvsTechfin, where he holds the position of effective member of the Audit Committee, aimed at supervising the Company’s operational and security risks. He holds a Bachelor’s degree in Accounting and Financial Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. He has also attended to courses of Innovation from the Stanford University and of Strategy and Finance from the Harward University, both in the U.S. He holds a professional Certificate from the Association of Certified Fraud Examiner since December 2003. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 12/12/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALEXANDRE GROSSMANN ZANCANI 288.246.148-84 Profession: Date of birth: Engineer 10/14/1977 Profissional experience: Alexandre Grossmann Zancani, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having served as Executive Officer at the Itaú Unibanco Group from 2019 to 2021. He is currently in charge of the business areas related to individual client requirements, such as Cards, Real Estate Credit, Vehicles, and Payroll. He worked in large financial institutions in Brazil, focused on credit, innovation and digital transformation. He holds a Bachelor’s degree in Computer Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and an MBA degree from INSEAD, Fontainebleau, France. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Alfredo Egydio Setubal Position and term of office Non-executive Member of the Board of Directors since 2007. Experiences, skills and abilities Financial sector and capital markets At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco. ESG He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC). Academic background He holds Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the following Legal Departments: Wholesale Banking (responsible for legal issues related to investment banking, brokerage services, treasury, wealth management services – asset management, private banking, banking products for companies, allocated funds and onlending, international loans and foreign exchange), Civil Litigation, Proprietary M&A, National and International Corporate Affairs, Corporate Governance, Anti-Trust, as well as for the Ombudsman’s Office and Government Relations Department of Itaú Unibanco. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services for the individual customers’ segment – checking account, payment account, cards, acquiring services, payroll loans, real estate loans, vehicle financing, consortia, insurance, pension plans, capitalization operations, etc.). He has also been an Officer at the Fundação Itaú since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and, after that, he served as Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005), at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Mr. Rodrigues has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. He holds a Master of Laws (L.L.M.) from the Columbia University Law School, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Ana Lúcia de Mattos Barretto Villela (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018). She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors from 1996 to 2001. She has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of Itaú’s Personnel Committee since 2018; Member of Itaú’s Nomination and Corporate Governance Committee since 2018; Member of the Environmental and Social and Climate Responsibility Committee since 2019 (formerly known as Social Responsibility Committee); Member of Itaúsa’s Sustainability and Risks Committee since 2021; Vice Chairwoman of the Board of Trustees of the Itaú Foundation since 2020; Member of the Guidance Council of Itaú Social since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; Member of the Advisory Board of the Brincante Institute since 2001 and an Ashoka Fellow since 2010. Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a nonprofit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. Mrs. Villela is a Member of the Board of Participant, founded by the social entrepreneur Jeff Skoll, which is a leading organization in media and entertainment that inspires and engages its audience towards social change. She has also been a Member of the Stanford Down Syndrome Research Center’s Advisory Board since January 2022 and of the UCLA Lab School’s Board of Advisors since May 2022. She was a Member of the Advisory Board of the Akatu Institute from 2013 to 2017; a Member of the Advisory Board of the organization Fairplay from 2015 to 2017; a Member of the Advisory Board of Conectas from 2003 to 2018; a Member of Dexco’s Sustainability Committee from 2015 to 2018 and an Alternate Member of Dexco’s Board of Directors from 2018 to 2020. She holds a Bachelor’s degree in Teaching with a major in School Administration and a Master’s degree in Educational Psychology, both from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 10/24/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRE BALESTRIN CESTARE 213.634.648-25 Profession: Date of birth: Engineer 06/08/1978 Profissional experience: Andre Balestrin Cestare, a member of the Partners Program, has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022, Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017. He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRÉ LUÍS TEIXEIRA RODRIGUES 799.914.406-15 Profession: Date of birth: Engineer 08/11/1973 Profissional experience: André Luís Teixeira Rodrigues has been a partner since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Small and Middle-Market Companies of the Retail Banking segment, Acquiring Services (Rede), Product, Credit, CRM, Channels departments and related Digital Branches and Companies Strategy. Previously, he led for four years the Retail Banking, Individuals and Companies, which comprised all the segments of the Branches, Companies, Government and Payroll departments, in addition to the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments. From 2003 to 2018, Mr. Rodrigues held several leadership positions at the Wholesale Banking and Itaú BBA, including the Middle Market, Commercial Banking segments and the products & services departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 to 2020, and in 2021 he joined Itaú Unibanco’s Executive Committee. He is a Member of the Board of Directors of Porto Seguro S.A. He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRÉ MAURICIO GERALDES MARTINS 276.540.908-03 Profession: Date of birth: Business Administrator 11/13/1976 Profissional experience: André Mauricio Geraldes Martins, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024. He has held several positions at the Itaú Unibanco Group, including Risk Superintendent (2017 to 2024) and Superintendent (2006 to 2013). He also worked as Executive Superintendent at Banco Pan (BTG/Caixa) (2013 to 2016), Consultant at Vector Consulting (2005 to 2006) and Analyst at Vivo Telefônica S.A. (2002 to 2005). He holds an MBA degree in Business Administration from Fundação Dom Cabral, São Paulo, Brazil, a Post MBA degree from Kellogg School of Management at Northwestern University, Illinois, USA, and in Risk Management from The Wharton School, University of Pennsylvania, Philadelphia, USA. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/01/2024 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Candido Botelho Bracher Position and term of office Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988. Risk management He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS FERNANDO ROSSI CONSTANTINI 166.945.868-76 Profession: Date of birth: Engineer 05/02/1974 Profissional experience: Carlos Fernando Rossi Constantini, a member of the Partners Program, has been an Officer of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client investment journeys, from offering an experience to funding distribution and management, having held the position of Executive Officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO of Itaú Unibanco in the United States and was the Head of International Private Banking Division in Miami from 2017 to 2018. He has held several positions at the Itaú Unibanco Group, including Officer from 2009 to 2017. He started his career at the Itaú Unibanco Group in 2007 and was a Deputy Officer from 2007 to 2009. He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS ORESTES VANZO 122.230.988-27 Profession: Date of birth: Bachelor of Laws 08/12/1971 Profissional experience: Carlos Orestes Vanzo, partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023. Mr. Vanzo is currently responsible for the Retail – Individuals – Physical and Digital Branches, lower, middle and upper-income segments (Itaú Branches, Uniclass and Personnalité), Itaú Seguros (Itaú Insurance), and for the Strategy – Individuals department, which includes: CRM, Planning, Projects, Payroll and Government departments. He has previously held several positions at the Itaú Unibanco Group, including Executive Officer from 2019 to 2022 and was responsible for the Retail Business - Individuals, Companies Segment and Corporate Loans. Between 2004 and 2018, Mr. Vanzo has held several leadership positions at Banco Itaú and Itaú BBA, including in the Corporate and Middle Market segment. He joined the Itaú Unibanco Group in 1997. He holds a Bachelor’s degree in Law from Universidade Paulista, São Paulo, Brazil, a Postgraduate degree in Business Administration from Universidade de São Paulo (USP), São Paulo, Brazil, and an Executive MBA degree from Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/01/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Cesar Nivaldo Gon Position and term of office Independent Member of the Board of Directors since 2022. Experiences, skills and abilities Financial sector and capital markets He has been a Member of the Board of Directors of the Lean Enterprise Institute – LEI and of Raia Drogasil S.A. since 2021. He is an active investor in venture capital and startup funds and led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE). He has also been a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY Entrepreneur of The Year™) in 2019. Information technology and security He is the founder and has been the CEO of CI&T Inc., a company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cyber security and design of digital products, since 1995. He is the Chairman of the Board of Directors of Sensedia, market leader in API Management, adaptive governance, events hub, service mesh, cloud connectors and professional services, acting as an important figurehead for topics on leadership development and digital transformation. He also serves as a Tech Advisor for the Boticário Group. Academic background He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science, both from Universidade Estadual de Campinas (UNICAMP), Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CRISTIANO GUIMARÃES DUARTE 024.311.796-56 Profession: Date of birth: Administrator 01/02/1976 Profissional experience: Cristiano Guimarães, a member of the Partners Program since 2009, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible by the Corporate Banking for large companies and the Investment Banking (Corporate & Investment Banking). He has held several positions at the Itaú Unibanco Group, having served as Head and Managing Director of the Investment Banking in Brazil and Officer of the Corporate Banking, between 2008 and 2020. Mr. Guimarães was an Investment Banking Officer at Banco UBS Pactual from 2007 to 2008 and was previously a Managing Partner at KPMG, where he started his career. He holds a Bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/13/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIEL SPOSITO PASTORE 283.484.258-29 Profession: Date of birth: Lawyer 10/07/1979 Profissional experience: Daniel Sposito Pastore, a member of the Partners Program, has been our officer since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal departments. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020; Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008; Lawyer, Banking Law from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002. Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the legal committee from 2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM), from 2014 to 2016, for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Postgraduate degree in Financial and Capital Markets Law from Instituto de Ensino e Pesquisa (“INSPER”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 12/31/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIELA PEREIRA BOTTAI 142.407.238-76 Profession: Date of birth: Administrator 06/12/1972 Profissional experience: Daniela Bottai, a member of the Partners Program, has been an Audit Officer at the Itaú Unibanco Group since 2023, leading the Technology, Models, Risks, ESG and Foreign Units departments. With an experience of over 30 years in Risk, Compliance and Audit, focused on, among others, risk management, compliance management, regulatory strategy, anti-money laundering and counter terrorism financing, client conduct, customer experience, privacy, technology, financial and payment products, cybersecurity, ESG and corporate governance. Ms. Bottai has worked in Financial Institutions and Fintechs, such as PayPal, HSBC, RaboBank, Western Union, Creditas (Grana Aqui), GE Money, JP Morgan Chase, Bank Boston, ABN Amro and KPMG. She holds a Bachelor’s degree in Data Processing from Faculdade de Tecnologia da Universidade Estadual Paulista (FATEC/UNESP), São Paulo, Brazil and specialization in Business Administration and Integrated Systems from CEAG, Fundação Getulio Vargas, São Paulo, Brazil. She holds an MBA degree in Retail and Franchise from Fundação Instituto de Administração da Universidade de São Paulo (FIA-USP), São Paulo, Brazil. She is Certified in Executive Entrepreneurship by the Stanford Graduate School of Business, California, and Babson, Boston, U.S. She is also certified by the “Orchestrating a winning performance” program, offered by the Institute for Management Development (IMD), in Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/11/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): EDUARDO HIROYUKI MIYAKI 159.822.728-92 Profession: Date of birth: Engineer Civil 06/11/1972 Profissional experience: Eduardo Hiroyuki Miyaki has been a Member of the Supervisory Council at the Itaú Unibanco Group since 2022. He has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities departments. He also worked in the commercial and retail departments, product development and Wholesale Banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, a Master’s degree in Sanitary Engineering and waste management from Gunma University, Japan, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, and an MBA degree in International Finance and Business from Leonard N. Stern School of Business, New York University, New York, U.S. More recently, Mr. Miyaki participated in the program for members of the Audit, Inspection and Control Committee of the Brazilian Institute of Corporate Governance (IBGC). Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: C.F.(Effective) Elected to Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): EMERSON MACEDO BORTOLOTO 186.130.758-60 Profession: Date of birth: Technologist in Data Processing Technologist 07/25/1977 Profissional experience: Emerson Macedo Bortoloto, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group’s Retail processes and business, as well as in the Information Technology, Information Security and Cybersecurity processes and department. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. At the Itaú Unibanco Group, he was also responsible for auditing the Information Technology and Retail Credit Analysis and Granting processes. He is a Member of the Audit Committees of Itaú Unibanco’s controlled companies and affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Nuclea S.A., and Tecban - Tecnologia Bancária. Mr. Bortoloto had previously worked at Ernst & Young Auditores Independentes from 2001 to 2003 and Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes. He holds a Bachelor’s degree in Data Processing Technology, a Postgraduate degree in Auditing and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA degree in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He also holds the following certifications: CISA-Certified Information System Auditor, issued by the Information Systems Audit and Control Association (ISACA), and CCoaud+ - Member of the Audit Committee with Experience, issued by IBGC. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 11/01/2011 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ERIC ANDRÉ ALTAFIM 273.383.788-51 Profession: Date of birth: Business Administrator 06/12/1976 Profissional experience: Eric André Altafim, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives, Energy, Carbon Credit, and Digital Assets desks. He has held several positions at the Itaú Unibanco Group, including as Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017, Head of Client and Specialized Sales – CIB (UL, Large and Corporate) Desks from 2012 a 2015, Head of Derivatives – Wholesale from 2008 to 2012, Senior Trader from 2005 to 2007, and Trader from 1999 to 2000. He has also served as Executive Vice President of the Brazilian Financial and Capital Markets Association (ANBIMA) since 2022 and has been a Member of the Products and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. He also served as a Relations and Desk Manager at Banco UBS Pactual from 2007 to 2008, Senior Trader at Banco HSBC from 2000 to 2005, Trainee from 1997 to 1999, and Junior Trader in 1999 at Banco CCF. He holds a Bachelor’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree in Economics from Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FÁBIO COLLETTI BARBOSA 771.733.258-20 Profession: Date of birth: Business Administrator 10/03/1954 Profissional experience: Fábio Colletti Barbosa Position and term of office Independent Member of the Board of Directors since 2015. Experiences, skills and abilities. Financial sector, capital markets and other sectors He has been the CEO of Natura & Co. since 2022. He has been a Member of the Boards of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander S.A. (Brazil) in 2011. Between 2007 and 2011, he was the President of the Brazilian Federation of Banks (FEBRABAN). He was also the CEO of Banco Santander S.A. between 2008 and 2010 and CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A. ESG Mr. Barbosa served as Chairman of the Board of Directors of the OSESP Foundation between 2012 and 2019 and of Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at the UN Foundation (U.S.) since 2011 and has been a Member of the Board of Directors of the Endeavor Institute Brazil since 2008. He was President of the Itaú Foundation. In 2017, he was recognized by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national debate. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Programme (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also holds a MBA degree from the Institute for Management Development (IMD), Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/01/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Fabricio Bloisi Rocha Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He has been Chief Executive Officer of Ifood since 2019 and has served as Chairman of the Board of Directors since 2016. He is one of the founders of the startup Movile, a leading mobile commerce company in Latin America, in which he served as Chief Executive Officer from 1998 to 2020 and member of the Board of Directors from 2010 to 2020. He is also president of the 1Bi Foundation, a social institution that was officially created in 2019 with the aim of using digital tools to promote new opportunities for young Brazilians. He has been Group Chief Executive of Prosus Group and Naspers Ltd. since July 2024. Academic background He holds a Bachelor’s degree in Computer Science from the Universidade Estadual de Campinas (UNICAMP), Brazil. HE also holds a Master’s degree in Business Administration from Fundação Getulio Vargas (FGV/EAESP), Brazil. In 2013, he also completed the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in growth phase at the Stanford Graduate School of Business, California, USA. In 2022, he completed the OPM program (Owners/President Management, Business Administration and Management) at Harvard Business School, Massachusetts, USA. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 05/17/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FLÁVIO AUGUSTO AGUIAR DE SOUZA 747.438.136-20 Profession: Date of birth: Business Administrator 03/27/1970 Profissional experience: Flávio Augusto Aguiar de Souza, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking segment. Since the beginning of 2023, he has also taken on the responsibility, within the ESG agenda, for the activities of the climate finance department of the entire Conglomerate. He joined the Itaú Unibanco Group in 2009 and has held leadership positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S. Mr. Souza was Vice President of Brazilian Financial and Capital Markets Association (ANBIMA) from 2015 to 2019, and Chairman of the Board of Directors of banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018. He holds a Bachelor’s degree in Business Administration from Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a Postgraduate degree in Finance from Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GILBERTO FRUSSA 127.235.568-32 Profession: Date of birth: Lawyer 10/20/1966 Profissional experience: Gilberto Frussa has been a Member of the Supervisory Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021, Legal Officer of Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006. He has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022. Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995. He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados. Mr. Frussa was also an Effective Director of the National Financial System Resources Council (CRSFN) from 2000 to 2003 and 2011 to 2013. He was Chairman of the Legal Affairs Committee of the Brazilian Financial and Capital Markets Association (ANBIMA) from 2012 to 2015. Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the National Financial System Resources Council (CRSFN) since 2018, and an associate of the Brazilian Institute of Corporate Governance (IBGC) since 2021 where he attended courses for Board Members, Supervisory Council and Finance and Accounting for Directors. He has a certificate for the In Company course - Best Corporate Governance Practices from the Brazilian Institute of Corporate Governance (IBGC). He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: President C.F.Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO 223.105.878-26 Profession: Date of birth: Bank Clerk 10/17/1980 Profissional experience: Guilherme Barros Leite de Albuquerque Maranhão, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024. He is currently responsible for the Debt Capital Market (DCM) for Corporate & Investment Banking (CIB) clients and Fixed-Income Structuring and Distribution departments. He has held several positions at the Itaú Unibanco Group, including Managing Director: Fixed-Income Sales, DCM and Structured Products (2015 to 2024); Vice President: Fixed-Income Credit Structuring (2011 to 2015); Vice President: Fixed-Income Corporate Sales (2007 to 2011). He also worked as Fixed-Income Sales Trader at Banco Santander S.A. (2002 to 2007) and as a trainee at the Investment Banking Department of WestLB European Bank in 2002. He holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/01/2024 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GUSTAVO LOPES RODRIGUES 219.738.878-94 Profession: Date of birth: Business Administrator 11/18/1980 Profissional experience: Gustavo Lopes Rodrigues Position and term of office Gustavo Lopes Rodrigues has been a partner since 2021 and Investor Relations Officer at the Itaú Unibanco Group since June 2024. Experience, skills and abilities Financial sector, capital markets and other sectors He has more than 20 years of experience, has built his career in various areas within Finance and served as Superintendent of Investor Relations between 2017 and 2024. Academic background Bachelor’s degree in Business Administration. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer and Investor Relations Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 Annual Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): IGOR BARENBOIM 089.542.617-01 Profession: Date of birth: Economist 08/04/1982 Profissional experience: Igor Barenboim has been a Member of the Supervisory Council at the Itaú Unibanco since 2023 He serves as the COO and Strategist at Reach Capital, São Paulo, since 2021. He was also Superintendent Officer at the Industrial Social Service/National Service for Industrial Training (SESI/SENAI) from 2017 to 2021, where he was also responsible for the set-up of the Compliance and Cybersecurity Department and the Transparence Website, Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016, Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014, Vice President of Capital Management at the Treasury Department of Banco Itaú BBA from 2011 to 2012, Senior Advisor of the Finance Department of the State of São Paulo in 2011), Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010, responsible for designing inclusion and diversity programs for public service entrance exams, and Founding Member and Economist at Gávea Investimentos from 2003 to 2005. Mr. Barenboim was a Member of the Board of Directors of SENAI in 2017, Chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015, a Member of the Board of Directors of FINEP in 2015; a Member of the Steering Board of the National Scientific and Technological Development Fund (FNDCT) in 2015, a Member of the Joint Commission of the Defense Industry in 2015, a Member of the Interministerial Committee on Machinery and Equipment Security in 2015, a Member of the Supervisory Council of Companhia de Docas de São Sebastião in 2011; a Member of the Board of Directors of the Social Security Institute of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and a Member of the Board of Directors of the IT Company that provides services to the Municipal Government of Rio de Janeiro in 2010. He holds a Bachelor’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), São Paulo, Brazil and Ph.D. and Master’s degree in Economics from Harvard University, Cambridge, Massachusetts, U.S., and participated in the Seminar on Investments, Governance and Environmental Aspects in Private Pension (SIGA). Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: C.F.(Effective) Elected by Preferred Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/01/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO COSTA 476.511.728-68 Profession: Date of birth: Economist 08/10/1950 Profissional experience: João Costa has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group and an Effective Member of of the Supervisory Council at the Itaúsa S.A. since 2023, having been an Alternate Member from 2009 to 2022. He was a member of the Supervisory Council of Alpargatas S.A. from 2017 to 2018, Dexco S.A. from 2018 to 2019, FEBRABAN, IBCB and the Banking Employers' Union of the São Paulo State from 1997 to 2008. He set up and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015. At the Itaú Unibanco Conglomerate, he was an Effective Member of the Board of Directors of Itauleasing de Arrendamento Mercantil and Itaú Rent Administração e Participação S.A. He also worked at Itaú Unibanco as a General Audit Manager, creating and managing the Systems Audit, Tax Audit, Affiliate Audit, Central Administration Audit, and Foreign Branch Audit functions and planning for inspections at branches nationwide, having developed the inspection automation software that was qualified as "best practice" by the consultancy Arthur Andersen. Later in 1997, serving as a Managing Officer, he structured the Collection Coordination department, defining operational and fiscal procedures for the collection and renegotiation of defaulted payments. He has structured an own and outsourced collection call center and the management of outsourced collection agencies and the control of external lawyers in charge of judicial collections nationwide. He has promoted the first sale of distressed assets, in Brazil, to a foreign debt recovery company. He has played a strong role in the area of governance, creating the Internal Controls and Compliance department, and in particular implementing procedures required by the U.S. Sarbanes Oxley Act (SOX). He has commenced the work for compliance with the Central Bank provisions in connection with Operational Risk and Resolution No. 3380. He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil, extension course in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and attended the Management Program for Executives from University of Pittsburgh, Pennsylvania, U.S. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: C.F.(Suplent) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/10/2009 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: João Moreira Salles (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He holds several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of its Board of Directors from 2015 to 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Member of the Board of Directors at Verallia, a glass packaging company listed in France, since 2019, and at Alpargatas S.A., where he had already been a Member of the Finance Committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from Columbia University GSAS and in Finance, also from the University of Columbia GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ GERALDO FRANCO ORTIZ JUNIOR 290.270.568-97 Profession: Date of birth: Lawyer 11/23/1980 Profissional experience: José Geraldo Franco Ortiz Junior, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group. Since 2021 he has been responsible for Itaú Unibanco’s Corporate Compliance department and is a Member of the Environmental, Social and Climate Committee. Mr. Ortiz joined the Itaú Unibanco Group in 2003 as an intern and has served in several positions, such as Legal Assistant from 2003 to 2004, Lawyer from 2004 to 2006, Senior Lawyer from 2006 to 2008, Legal Manager from 2009 to 2013, and Legal Superintendent from 2013 to 2020. He also worked as a Non-U.S. Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil from 2001 to 2003. He holds a Bachelor’s degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree (Master of Laws – LL.M.) from Columbia University’s Law School, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: José Virgilio Vita Neto, a member of the Partners Program, has been a Member of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LINEU CARLOS FERRAZ DE ANDRADE 105.260.778-08 Profession: Date of birth: Business Administrator 12/11/1972 Profissional experience: Lineu Carlos Ferraz de Andrade, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Consortium, Vehicle, Real Estate, Payroll Loans, Logistics, Credit Card and Insurance operations. Mr. Andrade has held several positions at the Itaú Unibanco Group, including as Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014, Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013, Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011, and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004. He holds a Bachelor’s degree in Computer Sciences from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, an MBA degree from Universidade de São Paulo (USP), São Paulo, Brazil, specialization in Foreign Trade and Banking from Fundação Getulio Vargas (FGV), São Paulo, Brazil, specialization in Strategic People Management from Fundação Dom Cabral, São Paulo, Brazil, and a Post-MBA certificate from Fundação Instituto de Administração (FIA), São Paulo, Brazil and Risk Management from University of Pennsylvania’s The Wharton School of the University, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LUCIANA NICOLA 270.049.978-63 Profession: Date of birth: Bank Clerk 12/27/1977 Profissional experience: Luciana Nicola, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability department. She also serves as an Officer at Fundação Itaú para Educação e Cultura, as an Advisor at Fundação Itaú Unibanco Previdência Complementar, and as the CEO of Associação Itaú Viver Mais. She has held a number of positions at the Itaú Unibanco Group, including as Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department of Unibanco S.A. from 1997 to 2004. Ms. Nicola is currently a Member of the Board of Directors of Instituto do Pacto Global Brasil, a Member of the Strategic Group of Coalizão Brasil Clima, Florestas e Agricultura, and a Member of the Board of Directors of CEBDS. She serves a Member on the ESG Committee of the Brazilian Federation of Banks (FEBRABAN). She was also a Member of the Steering Committee from 2005 to 2007 of the Junior Achievement Association of the State of São Paulo. She holds a bachelor’s degree in law from Universidade São Judas Tadeu, São Paulo, Brazil, and Postgraduate degrees in Semiotics from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and in Leadership and Public Management from Centro de Liderança Pública – CLP at the Center on the Legal Profession of Harvard Business School, Cambridge, Massachusetts, U.S. She also completed her training in Climate Change offered by IBGC in 2021, through the Chapter Zero initiative, a global network for engaging boards in climate challenges. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/25/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MAIRA BLINI DE CARVALHO 327.908.828-35 Profession: Date of birth: Lawyer 03/14//1984 Profissional experience: Maira Blini de Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the advisory legal service of the Retail Banking Department, including secured business, insurance, means of payment and new technologies, and for the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and government. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014 and Legal Specialist Attorney from 2012 to 2013. She also worked as a Foreign Associate in 2010 at White & Case LLP, in New York, U.S., in the M&A and Securities practices; and as a lawyer at the JBS Group from 2007 to 2009. She also worked as an intern from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios. She holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Master’s degree in International Business and Economic Law from Georgetown University Law Center, Washington, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/15/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARCIA KINSCH DE LIMA 956.038.326-49 Profession: Date of birth: Bachelor of Science Sciences 03/01/1973 Profissional experience: Marcia Kinsch de Lima, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since December 2023 and has been an Officer at Itaú Unibanco Holding since May 2024. She is currently responsible for the Credit Risk and Wholesale Modeling departments. She also held the position of Credit Risk Superintendent (2017 to 2023) and Senior Credit Manager (2006 to 2014) at the Itaú Unibanco Group. She also worked in the credit departments of Banco Bradesco (2016 to 2017), HSBC (2014 to 2016) and BankBoston (1995 to 2006), having also worked in the commercial department at the latter. She holds a Bachelor's degree in Economics from Universidade Federal de Minas Gerais, a Postgraduate degree in Financial Administration from Fundação Dom Cabral and a Master’s degree in Business Administration from Boston School/Columbia University. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/01/2024 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2011 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor’s degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARINA FAGUNDES BELLINI 173.837.768-79 Profession: Date of birth: Bachelor of Economic Sciences 06/22/1973 Profissional experience: Marina Fagundes Bellini, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations, Services, Procurement and Wealth and Asset Management departments. She has been a Member of the Board of Directors of NGO T200, which focuses on the development of women in technology. She was a Global Officer of Information Technology, Digital and Shared Service Center from 2019 to 2022 and Global CIO and Digital Transformation Officer in 2018 at BAT, an England-based multinational company, as well as the CIO of PepsiCo Latin America and CIO of the CMO of PepsiCo Global, U.S. from 2015 to 2018. She also served as Integration, Technology and Shared Services Officer in Mexico from 2013 to 2015, Global CIO and Global Shared Services Officer from 2009 to 2013, CIO and Shared Services Officer in Western Europe from 2007 to 2009; Shared Services Officer in Europe in 2006; Global Shared Services Officer from 2004 to 2005 and Shared Services Officer in Latin America from 2002 to 2004 at Anheuser-Busch InBev, InBev and AmBev. She worked as Trainee to Senior Consultant from 1995 to 2002 at PriceWaterhouse Coopers Consulting. She holds a Bachelor’s degree in Economics from Universidade de Campinas (UNICAMP), São Paulo, Brazil, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, attended the Consumer Connections - Corporate Executive Education course from Stanford University, California, U.S., the Executive Program from Singularity University, California, U.S. and the High Performance Leadership and High Performance Board programs from Institute for Management Development (IMD), Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/15/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MÁRIO NEWTON NAZARETH MIGUEL 216.756.218-70 Profession: Date of birth: Business Administrator 12/22/1979 Profissional experience: Mário Newton Nazareth Miguel, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Receivables Information System Department and the forwarding to the Central Bank of Brazil of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010. He also worked as a Product Manager from 2007 to 2008 at Banco ABN AMRO Real; as a Marketing Expert from 2005 to 2007 and Client Relations Analyst from 2004 to 2005 at Claro S.A. and Business Analyst from 1998 to 2003 at Tess S.A. He holds a Bachelor’s degree in Business Administration from Universidade Paulista, São Paulo, Brazil; a Postgraduate degree in Economics from Universidade de Campinas, São Paulo, Brazil; an MBA degree in Business from Fundação Getulio Vargas (FGV), São Paulo, Brazil; an MBA degree (International Module) from Ohio University, Ohio, U.S.; he attended a specialization course in Executive Leadership from Fundação Dom Cabral, São Paulo, Brazil, and he holds a Postgraduate degree in Positive Psychology from Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MATIAS GRANATA 228.724.568-56 Profession: Date of birth: Economist 06/17/1974 Profissional experience: Matias Granata, partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including as Officer from 2014 to 2021, responsible for AML, Credit Risk, Modeling, and Market and Liquidity Risks. Responsible for the risk structure, Mr. Granata is also in charge of the unit that integrates the climate risk into the group’s global risk management. He holds a Bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a Postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Milton Maluhy Filho, a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. He holds a bachelor’s degree in Business Administration. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Chief Executive Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 01/03/2019 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Paulo Antunes Veras Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He is currently a member of Itaú Unibanco’s Personnel Committee. He was the founder and CEO of 99, the first Brazilian unicorn. He was officer and director of Endeavor, an NGO that promotes high-impact entrepreneurship. Until 2021, he was an independent member of the B2W Board of Directors. He is currently an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário. He is also a member of the Board of Directors of Digibee and Klubi. Academic background He holds a Bachelor's degree in Mechatronic Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He also has an MBA degree from INSEAD. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 05/17/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO SERGIO MIRON 076.444.278-30 Profession: Date of birth: Economist 07/26/1966 Profissional experience: Paulo Sergio Miron, a member of the Partners Program, has been the Officer responsible for the internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at Instituto Unibanco and Fundação Itaú para Educação e Cultura, a member of the Supervisory Council at Fundação Maria Cecilia Souto Vidigal, at Instituto Lemann and at Fundação Nova Escola, as well as a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron served as a financial specialist at the Audit Committees at Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) - Brazil from 1996 to 2014 responsible for the auditing of large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and the government services, and banking departments. He was an instructor of the training course for members of the Audit, Inspection and Controls Committee of the Brazilian Institute of Corporate Governance (IBGC). He is a speaker at many seminars on governance, auditing and financial market issues. Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses. He holds Bachelor’s degrees in Economics from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Accounting from Universidade São Judas Tadeu, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 07/01/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO HENRIQUE MOREIRA RIBEIRO 287.908.168-89 Profession: Date of birth: Lawyer 02/15/1980 Profissional experience: Pedro Henrique Moreira Ribeiro, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the Tax and Legal Department (Advisory and Litigation). He worked as Tax and Legal Superintendent at the Itaú Unibanco Group (2013 to 2024). He has 24 years of experience in corporate and product taxation and tax advisory and litigation, having worked in several tax departments of financial institutions. At Citigroup, he worked as Deputy Tax Superintendent (2010 to 2013) and Tax Specialist (2006 to 2010). He started his career in the Tax Department of JP Morgan Chase as a trainee (1999 to 2002) and, subsequently, as a Tax Analyst (2002 to 2006). He is the Vice Chairman of the Tax Committee of the Brazilian Association of Financial and Capital Market Entities (AMBIMA) and a Member of the Tax Committee of the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie and attended a specialization course in Tax Law at Pontifícia Universidade Católica de São Paulo (PUC-SP). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/02/2024 Annual 07/02/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Pedro Luiz Bodin de Moraes Position and term of office Independent Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the National Association of Investment Banks (ANBID) and Vice Chairman of the National Association of Credit, Financing and Investment Institutions (ACREFI) between 2004 and 2011. He was also a Professor of the Department of Economics of Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990. Risk management He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management enabled him to hold the chair of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and overseeing the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Monetary Policy Officer of the Central Bank of Brazil between 1991 and 1992, where he was responsible for managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing Brazilian international reserves and defining policies related to payment arrangements, clearing and settling houses and other infrastructures of the financial market. ESG He was an Officer of the National Bank for Economic and Social Development (BNDES) between 1990 and 1991, which is focused on carrying out the Federal Government’s investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy by creating jobs and reducing social and regional inequalities. Academic background He holds a Bachelor’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), São Paulo, Brazil. He also holds a Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He holds a Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: Banker 10/20/1959 Profissional experience: Pedro Moreira Salles Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a member of the Board of Directors of Falconi Consultores Associados. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN). ESG He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage. Academic background He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO PAULO GIUBBINA LORENZINI 103.594.548-79 Profession: Date of birth: Business Administrator 04/02/1968 Profissional experience: Pedro Paulo Giubbina Lorenzini, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks, and Macroeconomics Department and for the Latin America (LATAM) Department, which also includes the operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia). He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period). Mr. Lorenzini served as a Member of the Executive Committee, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career at the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments. He was Chairman of the Treasury Committee from 2010 to 2013 and a Citibank representative at the Board of Executive Officers of the Brazilian Federation of Banks (FEBRABAN) from 2013 to 2021. He was Chairman of the Treasury Committee from 2010 to 2012 and Vice President of the Brazilian Association of Financial and Capital Market Entities (ANBIMA) from 2010 to 2021. He holds a Bachelor’s degree in Economics Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 05/03/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RAFAEL VIETTI DA FONSECA 223.949.378-07 Profession: Date of birth: Lawyer 11/25/1983 Profissional experience: Rafael Vietti da Fonseca, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the legal service activities at Itaú BBA, Itaú Corretora and the Corporate Business Unit. In this capacity, he is responsible for the legal advisory services on capital market operations (IBD, M&A Advisory, ECM and DCM), research, banking products for small, middle-market and large companies, financial advisory and credit recovery (special situation, judicial and extrajudicial recovery, bankruptcy and collection). He also currently works on institutional topics, including environmental and social issues and responsible businesses. He has been at the Itaú Unibanco Group since 2006, having previously held many positions, such as: Legal Superintendent responsible for the Investment Banking Department and other departments, Legal Manager responsible for the Proprietary M&A Department and Chief Attorney at Itaú USA Asset Management in New York. Before joining the Itaú Unibanco Group, he worked at the São Paulo State Attorney’s General Office between 2004 and 2006. He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie and attended specialization courses in Accounting at Fundação Getulio Vargas and Corporate Finance at Fundação Instituto de Admnistração (FIA). He also holds a LL.M degree from University of Virginia. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/01/2024 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): REINALDO GUERREIRO 503.946.658-72 Profession: Date of birth: Bachelor of Science Sciences 02/10/1953 Profissional experience: Reinaldo Guerreiro has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2017. Since 2023 he has been the Chairman of the Audit Committee of Transportadora Brasileira Gasoduto Bolívia- Brasil S.A. (TBG). He was a Member of the Board of Directors from 2007 to 2021 and an Independent Member of the Audit Committee from 2007 to 2017 of Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Supervisory Council of the FEA‐USP Endowment Fund since 2016. Mr. Guerreiro also served as the Chairman of the Audit Committee at Petrobrás Gas S.A. (GASPETRO) from 2018 to 2021, and as a Member of the Board of Directors from 2016 to 2018 and the Financial and Risks Committee from 2016 to 2018 at Petrobrás Distribuidora S.A.; as well as a Member of the Strategic Committee from 2016 to 2018 at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP, Head of the Accounting Department in two terms of office, Principal from 2010 to 2014 and Vice Head of the Accounting and Actuarial Science Department at Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) from 2019 to 2021. He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre‐docência”) in Controllership and Accounting from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: C.F.(Suplent) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO BARBOSA DO NASCIMENTO 161.373.518-90 Profession: Date of birth: Accountant 10/28/1971 Profissional experience: Renato Barbosa do Nascimento, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, Wealth Management, Brokerage services, Private Banking, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and the entire ecosystem that serves companies and payment methods. Between 2018 and the first half of 2023, he led the internal audit work covering the whole ESG scope, with outstanding assessment of the commitments made with external agents, ensuring compliance with rules and regulation and ultimately the audit of the Conglomerate’s ESG governance pillars. Mr. Nascimento also engaged in the Mentoring Program for Black Women sponsored by Itaú Unibanco for approximately one year. He was a member of audit councils and committees of Itaú Unibanco’s investees aiming at maintaining the high governance standards required by the Conglomerate and was Fiscal Advisor at the Brazilian Business Council for Sustainable Development (CEBDS). He has held several positions in his over 26-year professional journey at PricewaterhouseCoopers Auditores Independentes, including Audit Partner from 2009 to 2017. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in Brazil and abroad. Between 2014 and 2017, he took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit partner leading external audits in subsidiaries of international entities of the financial industry in Mexico. From 2009 and 2014, Mr. Nascimento was responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Between 2006 and 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a twoyear professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds Bachelor’s degrees in Accounting and in Business Administration, both from Universidade Paulista, São Paulo, Brazil, and a Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO DA SILVA CARVALHO 033.810.967-61 Profession: Date of birth: Production Engineer 11/02/1974 Profissional experience: Renato da Silva Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. In this position, he is responsible for determining the financial results of the Wholesale Banking, including monitoring ESG products and services that generate positive impact. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017. He worked as Investment Market Risk Associate Director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an Executive MBA degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree in System Analysis, Project and Management from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a M.Sc.in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, and has attended the Executive Program from Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/01/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group. Since 2020 he has been Group Head of Investor Relations and Market Intelligence and in April 2024, he also became responsible for the Corporate Strategy and Corporate Development. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 22 years, having held several positions, including CEO and Member of the Board of Directors at Itaú BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itaú Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from Wharton School of the University of Pennsylvania, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer and Investor Relations Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 12/14/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENE GUIMARÃES ANDRICH 709.926.659-49 Profession: Date of birth: Accountant 08/04/1971 Profissional experience: Rene Guimarães Andrich has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2020. He is currently the Global Head of Internal Audit of Tupy S.A., and an independent member of the Integrity Committee at Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls, Corporate Governance and ESG courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A., an External Auditor at Ernst & Young, Chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and of Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of Casa da Moeda do Brasil (CMB) and of Companhia de Trens Urbanos (CBTU). He holds certifications from CCA+ – Director with Experience (IBGC), CCF - Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC), CIA – Certified Internal Auditor (The IIA), CRMA – Certified Risk Management Assurance (The IIA), CCSA – Certificate in Control Self-Assessment (The IIA), QA – Accreditation in QA Assessment/Validation (The IIA), and Regional Council of Accounting (CRC/SP). He is a doctoral student in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil and holds a Master’s degree in Management from Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor’s degree in Accounting from FAE Business School, Curitiba, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: C.F.(Alternate)Elected by preferentialists Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/07/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO RIBEIRO MANDACARU GUERRA 176.040.328-85 Profession: Date of birth: Engineer 08/28/1970 Profissional experience: Ricardo Ribeiro Mandacaru Guerra, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology, data and CX department as its CIO since 2015. He has held several positions at the Itaú Unibanco Group, including as Executive Officer from 2014 to 2021, Channels Officer from 2008 to 2014, Financing Products Superintendent - Individuals from 2007 to 2008, Credit Policies Superintendent from 2006 to 2007, Electronic Channels Management Superintendent from 2002 to 2006, and Internet Project Leader from 1996 to 2000. He has extensive experience in digital transformation, large-scale platform management, including management and governance processes, and is knowledgeable about technical engineering and cybersecurity. He leads a broad technology team, focused on deep technical excellence, talent training and diversity. He joined the Itaú Unibanco Group in 1993 as a System Analyst. He holds Bachelor’s degrees in Civil Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA degree from the Kellogg School of Management at Northwestern University, Illinois, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Ricardo Villela Marino Position and term of office Non-executive Vice Chairman of the Board of Directors since 2020. Experiences, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region and a member of the Board of Directors of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and the stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as Chairman of the Federation of Latin-American Banks (FELABAN) and was considered a Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011. Financial inclusion and entrepreneurship He is responsible for creating business models for the crypto market contributing to financial inclusion through digital assets. He is a consultant for Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of the PDR Institute, an organization aimed at investing and preparing new entrepreneurs focused on social academic transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Non-executive Vice President of the Board of Directors Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk management During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date. Academic background He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master’s degree in Engineering Science from Stanford University, California, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RUBENS FOGLI NETTO 255.989.658-36 Profession: Date of birth: Business Administrator 06/26/1978 Profissional experience: Rubens Fogli, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Card Products and Requirements, Payment, Collection and Account Management Office. He has held several positions at the Itaú Unibanco Group, including Officer of Card Products, Digital Business, Cards and Acquiring Services and Joint Ventures with Retailers. Mr. Fogli Neto has also been a member of the Board of Directors at several companies of the Itaú Unibanco Group. He worked at important companies in the markets they operate, such as Citibank, Credicard, and Banco CCF Brasil. He holds a Bachelor’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, an Executive MBA degree from Instituto Brasileiro de Mercado de Capitais (IBMEC), São Paulo, Brazil, and attended the Leadership Transition program from INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): SERGIO GUILLINET FAJERMAN 018.518.957-10 Profession: Date of birth: Economist 03/26/1972 Profissional experience: Sergio Guillinet Fajerman, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel, Marketing and Communication department. He has held several positions at the Itaú Unibanco Group, including as Executive Officer from 2017 to 2021 and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office from 2010 to 2017. He holds a Bachelor’s degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an MBA degree in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree from INSEAD, Fontainebleau, France, and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): TATIANA GRECCO 167.629.258-63 Profession: Date of birth: Technologist in Civil Engineering 08/31/1973 Profissional experience: Tatiana Grecco, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital and Market and Liquidity Risk department. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at the Brazilian Financial and Capital Markets Association (ANBIMA) for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the capital management of the Conglomerate. She holds a Bachelor’s degree in Civil Construction from Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified (CGA) by ANBIMA. Ms. executives who founded the Bloomberg Women’s Buy-Side Network in Brazil and is a member of the global communities 100 Women in Finance and Women in ETFs. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): VINICIUS SANTANA 286.045.658-92 Profession: Date of birth: Mathematician 03/23/1978 Profissional experience: Vinícius Santana has been an Officer at the Itaú Unibanco Group since 2023. He is currently responsible for the Anti-Money Laundering/Counter Terrorism Financing Department (AML/CFT). He has been working without interruption on anti-money laundering and counter terrorism financing (AML/CFT) since 2002 and has held important positions in the public and private sectors. A Country Appraiser at the Financial Action Task Force (FATF/GAFI), Mr. Santana has worked for 11 years at COAF (Council for Financial Activities Control), nine of which as a Supervisor, including as an Alternate Officer of this body, and he held the positions of Head of AML/CFT at the Santander and Banco do Brasil Conglomerates from 2017 to 2023. He has already served as a Data Protection Officer (DPO) at Banco do Brasil, where he also served in many positions in the Commercial and AML/CFT departments. In 2006, he joined the Council for Financial Activities Control (COAF), and rejoined Banco do Brasil in 2017. He was an Effective Member of ENCCLA – National Anti-Corruption and Anti-Money Laundering Strategy from 2006 to 2021. At COAF, between 2010 and 2017, he was a member of many federal councils in Brazil, notably the National Council for Anti-Drug Policy and the Brazilian Intelligence System. Mr. Santana holds a Bachelor’s degree in Mathematical Sciences from Universidade Estadual do Norte do Paraná (UENP), Paraná, Brazil; a Bachelor’s degree in Law from Centro Universitário de Brasília (UniCEUB), Brasília, Brazil; a Postgraduate degree in Advanced Defense Studies from Escola Superior de Guerra (ESG); Specialist, AML/CFT from the U.S. Department of the Treasury; a Postgraduate degree in Money Laundering, Criminal Procedure; an MBA degree in Strategic Management, Business Administration from UNIFAEL; and an MBA degree in Risks and Compliance from Trevisan/Exame. Mr. Santana has been certified by many national and international bodies, notably the FBI, IMF, FINCEN, COAF, GAFI, GAFI Latin America, the World Bank, DEA, U.S. Department of Justice, ESG, ABIN (Brazilian Intelligence Agency), Armed Forces, among others. He was awarded the most prominent AML/CFT award in Brazil, the COAF Merit Diploma, in 2021, and has earned six military commendations. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/11/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a 7.4 Composition of committees Administrator Name: Taxpayer ID (CPF): ALEXANDRE DE BARROS 040.036.688-63 Profession: Date of birth: Engineer 09/06/1956 Profissional experience: Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Vice President of the Technology department from 2011 to 2015, Executive Officer from 2005 to 2010, Senior Managing Officer from 2004 to 2005 and Managing Officer from 1994 to 2004. He has been an Alternate Member of Duratex’s Board of Directors since 2020 and the Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist member since 2017. Mr. de Barros served as a Member of the Board of Directors of Serasa S.A. from 2003 to 2007, having acted as its Chairman from 2006 to 2007 and as a Member of the Board of Directors of Diagnósticos da América S.A. (DASA)from 2015 to 2023. He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA degree from New York University, New York, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction Nº 23/21 No Position held: Description of other position held: Member of the Committee (Efective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Alfredo Egydio Setubal Position and term of office Non-executive Member of the Board of Directors since 2007. Experiences, skills and abilities Financial sector and capital markets At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco. ESG He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC). Academic background He holds Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Chairman of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the following Legal Departments: Wholesale Banking (responsible for legal issues related to investment banking, brokerage services, treasury, wealth management services – asset management, private banking, banking products for companies, allocated funds and onlending, international loans and foreign exchange), Civil Litigation, Proprietary M&A, National and International Corporate Affairs, Corporate Governance, Anti-Trust, as well as for the Ombudsman’s Office and Government Relations Department of Itaú Unibanco. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services for the individual customers’ segment – checking account, payment account, cards, acquiring services, payroll loans, real estate loans, vehicle financing, consortia, insurance, pension plans, capitalization operations, etc.). He has also been an Officer at the Fundação Itaú since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and, after that, he served as Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005), at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Mr. Rodrigues has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. He holds a Master of Laws (L.L.M.) from the Columbia University Law School, New York, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/28/2022 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Ana Lúcia de Mattos Barretto Villela (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018). She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors from 1996 to 2001. She has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of Itaú’s Personnel Committee since 2018; Member of Itaú’s Nomination and Corporate Governance Committee since 2018; Member of the Environmental and Social and Climate Responsibility Committee since 2019 (formerly known as Social Responsibility Committee); Member of Itaúsa’s Sustainability and Risks Committee since 2021; Vice Chairwoman of the Board of Trustees of the Itaú Foundation since 2020; Member of the Guidance Council of Itaú Social since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; Member of the Advisory Board of the Brincante Institute since 2001 and an Ashoka Fellow since 2010. Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a nonprofit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. Mrs. Villela is a Member of the Board of Participant, founded by the social entrepreneur Jeff Skoll, which is a leading organization in media and entertainment that inspires and engages its audience towards social change. She has also been a Member of the Stanford Down Syndrome Research Center’s Advisory Board since January 2022 and of the UCLA Lab School’s Board of Advisors since May 2022. She was a Member of the Advisory Board of the Akatu Institute from 2013 to 2017; a Member of the Advisory Board of the organization Fairplay from 2015 to 2017; a Member of the Advisory Board of Conectas from 2003 to 2018; a Member of Dexco’s Sustainability Committee from 2015 to 2018 and an Alternate Member of Dexco’s Board of Directors from 2018 to 2020. She holds a Bachelor’s degree in Teaching with a major in School Administration and a Master’s degree in Educational Psychology, both from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees n/a No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Candido Botelho Bracher Position and term of office Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988. Risk management He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 09/29/2022 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2021 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2021 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): CARLOS HENRIQUE DONEGÁ AIDAR 076.630.558-96 Profession: Date of birth: Economist 10/19/1965 Profissional experience: Carlos Henrique Donegá Aidar, a member of the Partners Program, has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s parent company and consolidated financial statements; liaising with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under the IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; and preparing the Conglomerate’s Accounting Policies. He started his career at the Itaú Unibanco Group in 1986, and was a Controllership Officer from 2008 to 2014, being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to executive committees. He holds a Bachelor’s degree in Economics from Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil, and a Postgraduate degree in Finance from Universidade de São Paulo (USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Cesar Nivaldo Gon Position and term of office Independent Member of the Board of Directors since 2022. Experiences, skills and abilities Financial sector and capital markets He has been a Member of the Board of Directors of the Lean Enterprise Institute – LEI and of Raia Drogasil S.A. since 2021. He is an active investor in venture capital and startup funds and led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE). He has also been a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY Entrepreneur of The Year™) in 2019. Information technology and security He is the founder and has been the CEO of CI&T Inc., a company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cyber security and design of digital products, since 1995. He is the Chairman of the Board of Directors of Sensedia, market leader in API Management, adaptive governance, events hub, service mesh, cloud connectors and professional services, acting as an important figurehead for topics on leadership development and digital transformation. He also serves as a Tech Advisor for the Boticário Group. Academic background He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science, both from Universidade Estadual de Campinas (UNICAMP), Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the committee Chairman of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): FÁBIO COLLETTI BARBOSA 771.733.258-20 Profession: Date of birth: Business Administrator 10/03/1954 Profissional experience: Fábio Colletti Barbosa Position and term of office Independent Member of the Board of Directors since 2015. Experiences, skills and abilities. Financial sector, capital markets and other sectors He has been the CEO of Natura & Co. since 2022. He has been a Member of the Boards of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander S.A. (Brazil) in 2011. Between 2007 and 2011, he was the President of the Brazilian Federation of Banks (FEBRABAN). He was also the CEO of Banco Santander S.A. between 2008 and 2010 and CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A. ESG Mr. Barbosa served as Chairman of the Board of Directors of the OSESP Foundation between 2012 and 2019 and of Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at the UN Foundation (U.S.) since 2011 and has been a Member of the Board of Directors of the Endeavor Institute Brazil since 2008. He was President of the Itaú Foundation. In 2017, he was recognized by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national debate. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Programme (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also holds a MBA degree from the Institute for Management Development (IMD), Lausanne, Switzerland. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Chairman of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the committee Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Fabricio Bloisi Rocha Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He has been Chief Executive Officer of Ifood since 2019 and has served as Chairman of the Board of Directors since 2016. He is one of the founders of the startup Movile, a leading mobile commerce company in Latin America, in which he served as Chief Executive Officer from 1998 to 2020 and member of the Board of Directors from 2010 to 2020. He is also president of the 1Bi Foundation, a social institution that was officially created in 2019 with the aim of using digital tools to promote new opportunities for young Brazilians. He has been Group Chief Executive of Prosus Group and Naspers Ltd. since July 2024. Academic background He holds a Bachelor’s degree in Computer Science from the Universidade Estadual de Campinas (UNICAMP), Brazil. HE also holds a Master’s degree in Business Administration from Fundação Getulio Vargas (FGV/EAESP), Brazil. In 2013, he also completed the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in growth phase at the Stanford Graduate School of Business, California, USA. In 2022, he completed the OPM program (Owners/President Management, Business Administration and Management) at Harvard Business School, Massachusetts, USA. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): FERNANDO BARÇANTE TOSTES MALTA 992.648.037-34 Profession: Date of birth: Systems Analyst 04/14/1968 Profissional experience: Fernando Barçante Tostes Malta (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including Executive Officer from 2015 to 2021. He has also served at the Internal Controls and Compliance Office since 2016, in charge of the Group’s non-financial risks, of the E&S Risk Department, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units. He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016. Mr. Malta was also an Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations departments from 2013 to 2015. He was an Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013, a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011, and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009. He started his career in 1988, having held several positions. He also worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008. He was also an Alternate Member of the Board of Directors of Tecnologia Bancária S.A., a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A., a Member of the Board of Directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc. Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021. He holds a Bachelor's degree in Information Technology from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/01/2023 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): GERALDO JOSÉ CARBONE 952.589.818-00 Profession: Date of birth: Economist 08/02/1956 Profissional experience: Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President from 2008 to 2011 and Member of Board of Directors from 2006 to 2008 and from 2017 to 2018. He has been a Managing Partner at G/xtrat Consultoria Econômica Ltda. and at GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO from 1997 to 2006, Vice Chairman of the Asset Management Division from 1994 to 1997 and Officer at the Economics Department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston, as well as Chief Economist at Bunge y Born from 1982 to 1987. He holds a Bachelor’s degree in Economics from Universidade de São Paulo, São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: João Moreira Salles (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He holds several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of its Board of Directors from 2015 to 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Member of the Board of Directors at Verallia, a glass packaging company listed in France, since 2019, and at Alpargatas S.A., where he had already been a Member of the Finance Committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from Columbia University GSAS and in Finance, also from the University of Columbia GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Member of the committee (effective) Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: José Virgilio Vita Neto, a member of the Partners Program, has been a Member of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/18/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): LUCIANA PIRES DIAS 251.151.348-02 Profession: Date of birth: Lawyer 01/13/1976 Profissional experience: Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Board of Directors of AMBEV S.A. since 2023. She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development (OCDE) from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006. She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, Stanford University, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 08/07/2020 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2011 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor’s degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 01/02/2023 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Milton Maluhy Filho, a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. He holds a bachelor’s degree in Business Administration. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Paulo Antunes Veras Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He is currently a member of Itaú Unibanco’s Personnel Committee. He was the founder and CEO of 99, the first Brazilian unicorn. He was officer and director of Endeavor, an NGO that promotes high-impact entrepreneurship. Until 2021, he was an independent member of the B2W Board of Directors. He is currently an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário. He is also a member of the Board of Directors of Digibee and Klubi. Academic background He holds a Bachelor's degree in Mechatronic Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He also has an MBA degree from INSEAD. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/25/2024 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Pedro Luiz Bodin de Moraes Position and term of office Independent Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the National Association of Investment Banks (ANBID) and Vice Chairman of the National Association of Credit, Financing and Investment Institutions (ACREFI) between 2004 and 2011. He was also a Professor of the Department of Economics of Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990. Risk management He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management enabled him to hold the chair of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and overseeing the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Monetary Policy Officer of the Central Bank of Brazil between 1991 and 1992, where he was responsible for managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing Brazilian international reserves and defining policies related to payment arrangements, clearing and settling houses and other infrastructures of the financial market. ESG He was an Officer of the National Bank for Economic and Social Development (BNDES) between 1990 and 1991, which is focused on carrying out the Federal Government’s investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy by creating jobs and reducing social and regional inequalities. Academic background He holds a Bachelor’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), São Paulo, Brazil. He also holds a Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He holds a Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/25/2013 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: Banker 10/20/1959 Profissional experience: Pedro Moreira Salles Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a member of the Board of Directors of Falconi Consultores Associados. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN). ESG He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage. Academic background He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group. Since 2020 he has been Group Head of Investor Relations and Market Intelligence and in April 2024, he also became responsible for the Corporate Strategy and Corporate Development. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 22 years, having held several positions, including CEO and Member of the Board of Directors at Itaú BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itaú Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from Wharton School of the University of Pennsylvania, Philadelphia, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/25/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RICARDO BALDIN 163.678.040-72 Profession: Date of birth: Accountant 07/14/1954 Profissional experience: Ricardo Baldin (Independent Member and Financial Specialist) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Officer, Internal Audit at Itaú Unibanco S.A. from 2009 to 2015. He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a Member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020, and a Member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a Member of the Board of Directors and a Member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a Member of the Audit Committee of Totvs S.A. in 2020, a Member of the Board of Directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a Member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) from 2018 to 2019, a Member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard S.A. from 2013 to 2014. He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017. Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Ricardo Villela Marino Position and term of office Non-executive Vice Chairman of the Board of Directors since 2020. Experiences, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region and a member of the Board of Directors of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and the stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as Chairman of the Federation of Latin-American Banks (FELABAN) and was considered a Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011. Financial inclusion and entrepreneurship He is responsible for creating business models for the crypto market contributing to financial inclusion through digital assets. He is a consultant for Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of the PDR Institute, an organization aimed at investing and preparing new entrepreneurs focused on social academic transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 05/03/2010 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk management During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date. Academic background He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master’s degree in Engineering Science from Stanford University, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ROGÉRIO CARVALHO BRAGA 625.816.948-15 Profession: Date of birth: Lawyer 01/30/1956 Profissional experience: Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a Member of the Board of Directors of Banco Itaú Chile (formerly named Itaú CorpBanca). He has held several positions at the Itaú Unibanco Group, including Officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree from Pepperdine University, Malibu, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a